SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

(Mark One)

                      ☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

                        ☐  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________________ to ________________________

Commission File Number:  0-6233

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

                        1st SOURCE CORPORATION EMPLOYEES’ STOCK OWNERSHIP AND PROFIT SHARING PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

  1st Source Corporation
 100 N. Michigan Street
          South Bend, Indiana  46601

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                        1st SOURCE CORPORATION
                                                                            EMPLOYEES’ STOCK OWNERSHIP AND PROFIT SHARING PLAN

                                        By the Plan Administrator
                                         1st Source Corporation

                                                      /s/TINA H.PERKINS
                                                                         Tina H. Perkins, Senior Vice President

Date:  June 29, 2009

Financial Statements and Supplemental Schedule
1st Source Corporation Employees’ Stock Ownership and Profit Sharing Plan
December 31, 2008 and 2007, and the Year Ended December 31, 2008
With Report of Independent Registered Public Accounting Firm

1st Source Corporation
Employees’ Stock Ownership and Profit Sharing Plan

Financial Statements and Supplemental Schedule

December 31, 2008 and 2007,
and the Year Ended December 31, 2008

Contents

Report of Independent Registered Public Accounting Firm 1

Financial Statements

Statements of Net Assets Available for Benefits 2
Statement of Changes in Net Assets Available for Benefits 3
Notes to Financial Statements 4

Supplemental Schedule

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) 13

Report of Independent Registered Public Accounting Firm

The Compensation and Human Resources Committee
of the Board of Directors
1st Source Corporation

We have audited the accompanying statements of net assets available for benefits of 1st Source Corporation Employees’ Stock Ownership and Profit Sharing Plan as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2008 and 2007, and the changes in its net assets available for benefits for the year ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2008, is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/Ernst & Young LLP

Chicago, Illinois
June 18, 2009

1st Source Corporation
Employees’ Stock Ownership and Profit Sharing Plan

Statements of Net Assets Available for Benefits

	December 31
	2008	2007
Assets
Cash	$178,508	$267,512

Investments at fair value:
Mutual funds	59,703,445	72,089,807
1st Source Corporation common stock	28,156,539	22,553,614
1st Source Bank common trust fund	9,438,886	7,292,603
Participant notes receivable	837,501	863,226
Short-term investment fund	105,548	102,358
Total investments	98,241,919	102,901,608

Employer contributions receivable	4,044,960	3,862,048
Accrued investment income	22	421

Net assets available for benefits, at fair value	102,465,409	107,031,589
Adjustment from fair value to contract value
for benefit-responsive investments contracts	(10,371)	(18,186)
Net assets available for benefits	$102,455,038	$107,013,403

See accompanying notes.

1st Source Corporation
Employees’ Stock Ownership and Profit Sharing Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2008

Additions
Investment income	$2,484,111

Contributions:
Employer	4,187,373
Employees	4,785,182
Rollover	243,276
9,215,831

Transfer of assets related to plan merger (Note 1)	3,549,251
Total additions	15,249,193

Deductions
Benefits paid to participants	8,008,757
Net realized and unrealized depreciation in fair value of investments	11,798,801
Total deductions	19,807,558

Net decrease in net assets available for benefits	(4,558,365)

Net assets available for benefits:
Beginning of year	107,013,403
End of year	$102,455,038

See accompanying notes.

1st Source Corporation
Employees' Stock Ownership and Profit Sharing Plan

Notes to Financial Statements

December 31, 2008

1. Description of the Plan

General

The 1st Source Corporation Employees’ Stock Ownership and Profit Sharing Plan (the Plan) is a defined-contribution plan covering substantially all employees of 1st Source Corporation (1st Source) and its subsidiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Effective May 1, 2007, the Trustcorp Mortgage Company Employee Retirement Savings Plan was merged into the Plan.

Effective January 1, 2008, the First National Bank, Valparaiso Employees’ Retirement and Savings Investment Plan (FNBV) was merged into the Plan. Employer contributions of $142,412 and employee contributions of $8,385 (shown as receivables to the FNBV plan as of December 31, 2007) were made to the Plan in 2008 and are reflected as employer contributions and employee contributions in the Statement of Changes in Net Assets Available for Benefits.

Contributions and Vesting

Participants are permitted to designate up to $15,500 or 100% of their annual pretax compensation, as defined by IRS limits, as a salary reduction contribution to the Plan. In addition, participants age 50 or older may elect to defer up to an additional $5,000 in 2008 and 2007, called catch-up contributions to the Plan. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers 11 different fund options, one of which is the 1st Source Stock Fund, which primarily consists of 1st Source common stock.

The Plan provides for the following 1st Source contributions:

Matching contribution – amount is discretionary but may not exceed 100% of the first 4% of a participant’s compensation contributed to the Plan and 50% of the next 2% of a participant’s compensation contributed to the Plan.

Fixed profit sharing contribution – equals 2% of each eligible participant’s annual compensation.

Discretionary profit sharing contribution – amount is discretionary as determined annually by the Board of Directors.

1st Source Corporation
Employees' Stock Ownership and Profit Sharing Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Regular contribution – amount is discretionary as determined annually by the Board of Directors.

All 1st Source contributions may be made in either cash or shares of 1st Source common stock. Cash contributions are invested in a diversified portfolio of funds as directed by the 1st Source Retirement Plan Committee. All contributions were made in cash in 2008 and 2007.

The Plan provides participants with an ESOP account and a 401(k) account. The ESOP account is made up of participant and 1st Source contributions invested in 1st Source common stock and cash not yet invested in common stock. The 401(k) account consists of participant and 1st Source contributions not invested in 1st Source common stock, including amounts previously included in the ESOP account a participant elects to diversify. Participants may elect to have dividends paid on the 1st Source common stock held in their ESOP account either paid in cash or remain in the Plan and be reinvested in additional shares of 1st Source common stock.

Vesting of participant contributions is immediate upon contribution to the Plan. Vesting of 1st Source employer contributions, including matching, fixed profit sharing, discretionary profit sharing and regular, is based on years of credited service. A participant is 100% vested after five years of credited service or upon reaching early retirement age, normal retirement age, or disability.

Forfeitures of nonvested terminated participants’ accounts are used to pay plan expenses and offset employer contributions. The forfeiture balance was $92,116 for 2008.

Each participant’s account is credited with the participant’s contribution and an allocation of: (a) 1st Source’s contribution, and (b) the Plan’s earnings. Allocations are based on participant compensation or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

Participant Loans

Participants may borrow from the Plan amounts not to exceed the lesser of one-half of the participant’s vested balance from his or her 401(k) account or $50,000. The loans are collateralized by the participant’s vested account balance and bear interest at fixed rates of 1% above 1st Source Bank’s (a wholly owned subsidiary of 1st Source) prime rate. The loans are repayable over five years except for loans used to acquire or construct a participant’s principal residence, in which case the repayment term may exceed five years.

1st Source Corporation
Employees' Stock Ownership and Profit Sharing Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Payment of Benefits

On termination of service, a participant generally receives a lump-sum amount equal to the value of his or her vested account balance. Benefits of money purchase account amounts are subject to joint and survivor and qualified preretirement survivor annuity requirements.

Plan Termination

Although it has not expressed any intention to do so, 1st Source has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts.

The foregoing description of the Plan provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan’s provisions. Copies are available from the 1st Source Human Resources Division.

2. Summary of Significant Accounting Policies

Investment Valuation

Investments are stated at fair value. Securities traded on a national securities exchange, securities traded in the over-the-counter market and listed securities are valued on a daily basis at the last reported closing price. The fair value of mutual funds is stated at the net asset value as reported by the funds on the last business day of the plan year. Since there are no quoted prices in the market place for traditional and variable rate guaranteed investment contracts, the present value technique is used to calculate the fair value of these contracts (i.e. fair value being the sum of present values of all the future cash flows for the contract using current rates and considering the likelihood of default). Loans to participants are stated at cost, which approximates fair value.

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (FAS 157), which is effective for financial statements issued for fiscal years beginning after November 15, 2007. This standard clarifies the definition of fair value for financial reporting, establishes a framework for measuring fair value and requires additional disclosures about the use of fair value measurements. FAS 157 clarifies how restrictions on the sale or use of an asset should be considered in determining fair value. To the extent that a legal or contractual restriction is

1st Source Corporation
Employees' Stock Ownership and Profit Sharing Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

specific to (and an attribute of) the security and, therefore, would transfer with the security upon sale to another market participant, then, in accordance with FAS 157, it would be appropriate to consider such restriction in the determination of fair value of the security. This requirement of FAS 157 is to be applied prospectively in the year of adoption. Effective January 1, 2008, the Plan adopted FAS 157.

The hierarchy established under FAS 157 gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). As required by FAS 157, the Plan’s investments are classified within the fair value hierarchy based on the lowest level of input that is significant to the fair value measurement.

The three levels of the fair value hierarchy under FAS 157, and its applicability to the Plan’s investments, are described below:

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2 – Quoted prices for similar assets or liabilities, or inputs that are observable, either directly or indirectly, for substantially the full term through corroboration with observable market data. Level 2 includes investments valued at quoted prices adjusted for legal or contractual restrictions specific to the security.

Level 3 – Pricing inputs are unobservable for the asset or liability. That is, inputs that reflect the reporting entity’s own assumptions about the assumptions market participants would use in pricing the asset or liability. Level 3 includes private portfolio investments that are supported by little or no market activity.

The 1st Source Bank Guaranteed Income Fund invests in fully benefit-responsive investment contracts. These investment contracts are recorded at fair value; however, since these contracts are fully benefit-responsive, an adjustment is reflected in the statement of net assets available for benefits to present these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because the contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.

1st Source Corporation
Employees' Stock Ownership and Profit Sharing Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The financial statements of the Plan are presented on the accrual basis and are prepared in conformity with accounting principles generally accepted in the United States, which require management to make estimates and assumptions that affect amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments

During 2008, the Plan’s investments (including investments purchased, sold, as well as held during the year) (depreciated)/appreciated in value as follows:

Year Ended December 31 2008

Mutual funds	$(20,368,405)
1st Source Corporation common stock	8,297,860
1st Source Bank common trust fund	271,744
Net realized and unrealized depreciation in fair value of investments	$(11,798,801)

1st Source Corporation
Employees' Stock Ownership and Profit Sharing Plan

Notes to Financial Statements (continued)

3. Investments (continued)

The fair value of individual investments that represent 5% or more of the fair value of the Plan’s net assets is as follows:

	2008	2007

1st Source Corporation common stock*	$28,156,539	$22,553,614
Wasatch-1st Source Monogram Income Equity Fund*	14,297,449	18,643,244
Wasatch-1st Source Monogram Income Fund*	13,508,609	11,467,007
1st Source Bank Employee Benefit Guaranteed Income Fund*	9,438,886	7,292,603
Morgan Stanley Institutional International Equity Fund I*	8,900,539	13,813,474
1st Source Bank Employee Benefit Balanced Fund*	7,915,552	8,976,487
1st Source Bank Employee Benefit Aggressive Fund*	7,491,639	11,908,728

*Includes nonparticipant-directed investments.

The following table summarizes the Plan’s investments that are measured at fair value by Level within the fair value hierarchy of FAS 157:

	Level 1	Level 2	Level 3

Balance at December 31, 2008	$87,965,532	$9,438,886	$837,501

The following table summarizes the beginning and ending fair value of the Plan’s Level 3 assets:

Level 3

Balance as of December 31, 2007	$863,226
New participant notes	288,836
Participant note payments	(314,561)
Balance as of December 31, 2008	$837,501

1st Source Corporation
Employees' Stock Ownership and Profit Sharing Plan

Notes to Financial Statements (continued)

4. Nonparticipant-Directed Investments

Nonparticipant-directed investments are the moneys put into employees accounts by the employer (match, profit sharing and 2%). Employees do not get to select or direct which funds or investments the employer contributions are deposited.

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	December 31
	2008	2007
Net assets
Cash	$1	$139
1st Source Corporation common stock	25,929	18,112
1st Source Corporation mutual funds	21,894,738	25,000,885
1st Source Bank Employee Benefit Guaranteed Income Fund	3,118,842	3,143,916
Total net assets – nonparticipant directed investments	$25,039,510	$28,163,052

Year Ended December 31 2008
Changes in net assets
Investment income	$985,109
Contributions	3,634,055
Benefits paid to participants	(1,853,055)
Net realized and unrealized depreciation in fair value of investments	(5,889,651)
Total changes in net assets – nonparticipant directed investments	$(3,123,542)

1st Source Corporation
Employees' Stock Ownership and Profit Sharing Plan

Notes to Financial Statements (continued)

5. Transactions With Parties-in-Interest

The Plan held the following party-in-interest investments at fair value at December 31:

	2008	2007

1st Source Corporation common stock	$28,156,539	$22,553,614
1st Source Bank Employee Benefit Guaranteed Income Fund	9,438,886	7,292,603
1st Source Bank Employee Benefit Balanced Fund	7,915,552	8,976,487
1st Source Bank Employee Benefit Aggressive Fund	7,491,639	11,908,728
Loans to participants	837,501	863,226
Wasatch-1st Source Income Equity Fund*	–	18,643,244
Wasatch-1st Source Income Fund*	–	11,467,007
Wasatch-1st Source Long/Short Fund*	–	3,301,933

*
Pursuant to the Purchase and Sale Agreement, in December 2008, WA Holdings, Inc. and its wholly owned subsidiary, Wasatch Advisors, Inc., investment advisor of the Wasatch Funds, Inc., acquired assets of 1st Source Investment Advisors, Inc. related to the management of the 1st Source Monogram Mutual Funds- the Income Equity Fund, the Long/Short Fund and the Income Fund. The 1st Source Monogram Mutual Funds were reorganized into the Wasatch-1st Source Income Equity Fund, the Wasatch-1st Source Long/Short Fund, and the Wasatch-1st Source Income Fund.

All expenses incurred in administration of the Plan are paid by 1st Source.

6. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated June 24, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax-exempt.

1st Source Corporation
Employees' Stock Ownership and Profit Sharing Plan

Notes to Financial Statements (continued)

7. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risks associated with certain investment securities, it is likely that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

8. Reconciliation

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2008	2007
Net assets available for benefits per the financial statements	$102,455,038	$107,013,403
Benefit claims payable	(1,186)	–
Adjustment from fair value to contract value for benefit- responsive investment contracts	10,371	–
Net assets available for benefits per the Form 5500	$102,464,223	$107,013,403

Supplemental Schedule

1st Source Corporation
Employees’ Stock Ownership and Profit Sharing Plan

Schedule H, Line 4i – Schedule of Assets
(Held at End of Year)

EIN: 35-1068133 Plan Number: 003

December 31, 2008

	Identity of Issuer,
	Borrower, Lessor
	or Similar Party	Description of Investment		Cost	Current Value

	Short-term investments:
	Goldman Sachs Treasury Obligation Money Market Fund	105,548	units	$105,548	$105,548

	Common stock:
*	1st Source Corporation	1,191,559	shares	17,332,375	28,156,539

	Mutual funds:
	Wasatch-1st Source Income Equity Fund	1,380,063	shares	18,707,478	14,297,449
	Wasatch-1st Source Income Fund	1,385,498	shares	13,746,746	13,508,609
	Morgan Stanley Institutional International Equity Fund	808,405	shares	14,784,147	8,900,539
*	1st Source Bank Employee Benefit Balanced Fund	600,135	shares	9,119,894	7,915,552
*	1st Source Bank Employee Benefit Aggressive Fund	665,096	shares	10,127,440	7,491,639
	Wasatch-1st Source Long/Short Fund	401,673	shares	4,511,652	3,566,860
	Stratton Small Cap Value Fund	59,554	shares	2,876,290	2,039,721
	Fidelity Contrafund # 022	29,796	shares	2,011,968	1,348,560
	Vanguard 500 Index Fund	9,244	shares	926,476	634,516
				76,812,091	59,703,445
	Common trust fund:
*	1st Source Bank Employee Benefit Guaranteed Income Fund	330,700	units	8,406,683	9,438,886

*	Loans to participants	$837,501 principal amount,
		interest rates ranging 5.50%-11.50%,
		maturities through 2023		837,501	837,501

				$103,494,198	$98,241,919
*	Indicates party-in-interest to the Plan